Filed by Tribune Company
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12(b) of the Securities Exchange Act of 1934
Commission File No.: 1-8572
Subject Company: The Times Mirror Company

THE FOLLOWING IS A PRESS RELEASE ISSUED BY TRIBUNE COMPANY DATED APRIL 6, 2000.


         TRIBUNE COMPANY GRANTED EARLY TERMINATION OF HART-SCOTT-RODINO
                  WAITING PERIOD FOR TIMES MIRROR TENDER OFFER

CHICAGO, Thurs., April 6, 2000 -- Tribune Company said that its request for early termination of the 15-day waiting period relating to its cash tender offer to acquire shares of The Times Mirror Company under the Hart-Scott-Rodino Antitrust Improvements Act was granted today.

As previously announced, Tribune and Times Mirror entered into an Agreement and Plan of Merger on March 13, 2000. Under the terms of the agreement, Tribune commenced a cash tender offer to purchase up to 28 million shares of Times Mirror common stock for $95 per share. The tender offer is scheduled to expire at 12:00 midnight, Eastern time, on Mon., April 17, 2000. Following completion of the tender offer, Tribune and Times Mirror will merge in a transaction in which each share of Times Mirror common stock will be converted into 2.5 shares of Tribune common stock. If fewer than 28 million shares of Times Mirror common stock are purchased in the tender offer, Tribune may purchase Times Mirror shares in the market and permit Times Mirror shareholders to elect cash in the merger, up to the balance of the 28 million shares. The merger is subject to satisfaction of certain conditions, including approval of Tribune and Times Mirror shareholders and the expiration of a 30-day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. That 30-day waiting period is scheduled to expire on April 26, 2000.

This news release does not constitute an offer to purchase or a solicitation of an offer to sell any securities. The complete terms and conditions of the tender offer are set forth in an offer to purchase and related letter of transmittal, which have been filed with the Securities and Exchange Commission and mailed to Times Mirror's shareholders. This news release does not constitute an offer to sell or a solicitation of an offer to buy Tribune common stock. Such an offer may be made only pursuant to a prospectus in compliance with the Securities Act of 1933.

TRIBUNE (NYSE: TRB) is a leading media company with operations in television and radio broadcasting, publishing, education and interactive ventures. It is an industry leader in venture partnerships with new-media companies. In 2000, for the third straight year, Tribune ranked No. 1 among its industry peers in Fortune magazine's list of most-admired companies in America. In March 2000, Tribune Company and The Times Mirror Company announced a merger agreement that will create the nation's premier local-market multimedia company, combining national reach and a major presence in 18 of the nation's top 30 markets, including New York, Los Angeles and Chicago.

More information on Tribune is available on the Internet:
http://www.tribune.com. Earnings and other news releases also can be accessed by calling 1-800-757-1694.

MEDIA CONTACT:
Katherine Sopranos
312/222-4204 (Office)
312/222-1573 (Fax)
ksopranos@tribune.com

INVESTOR CONTACT:
Ruthellyn Musil
312/222-3787 (Office)
312/222-1573 (Fax)
rmusil@tribune.com

The preceding communications contain certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are naturally subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained therein. The forward-looking statements include statements about future financial and operating results and the proposed Tribune/Times Mirror combination. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental approvals for the tender offer for shares of common stock of Times Mirror or the merger of Times Mirror with and into Tribune; failure of the Tribune or Times Mirror stockholders to approve the merger; the risk that the Tribune and Times Mirror businesses will not be integrated successfully; and other economic, business, competitive and/or regulatory factors affecting Tribune's and Times Mirror's business generally. More detailed information about those factors is set forth in Tribune's and Times Mirror's filings with the Securities and Exchange Commission ("SEC"), including their most recent quarterly reports on Form 10-Q and their Current Reports on Form 8-K. Tribune and Times Mirror are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ALL STOCKHOLDERS SHOULD READ THE TENDER OFFER STATEMENT CONCERNING THE TENDER OFFER FOR SHARES OF TIMES MIRROR COMMON STOCK THAT WAS FILED BY TRIBUNE WITH THE SEC ON MARCH 21, 2000 AND HAS BEEN MAILED TO STOCKHOLDERS OF TIMES MIRROR. THE TENDER OFFER STATEMENT CONTAINS IMPORTANT INFORMATION THAT STOCKHOLDERS OF TIMES MIRROR SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Stockholders of Times Mirror may obtain the tender offer statement, as well as other filings containing information about Tribune and Times Mirror, without charge, at the SEC's Internet site (http://www.sec.gov). In addition, copies of the tender offer statement and other documents filed with the SEC by Tribune may be obtained for free from Tribune by directing a request to Tribune Company, 435 North Michigan Avenue, Chicago, Illinois, 60611, Attention:
Investor Contact, telephone: (312) 222-3787.

ALL STOCKHOLDERS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CONCERNING THE MERGER AND RELATED TRANSACTIONS THAT WILL BE FILED WITH THE SEC AND MAILED TO STOCKHOLDERS OF TRIBUNE AND TIMES MIRROR. THE JOINT PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE MERGER AND RELATED TRANSACTIONS. You will be able to obtain the joint proxy statement/prospectus, as well as other filings containing information about Tribune and Times Mirror, without charge, at the SEC's Internet site (http://www.sec.gov). In addition, the joint proxy statement/prospectus and other documents filed with the SEC by Tribune may be obtained for free from Tribune by directing a request to Tribune Company, 435 North Michigan Avenue, Chicago, Illinois, 60611, Attention: Investor Contact, telephone: (312) 222-3787.

Tribune and its officers and directors may be deemed to be participants in the solicitation of proxies from Tribune's stockholders with respect to the merger and related transactions. Information regarding such officers and directors is included in Tribune's Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the SEC on March 24, 2000. This document is available free of charge at the SEC's Internet site (http://www.sec.gov). In addition, Tribune's Proxy Statement for its 1999 Annual Meeting of Stockholders may be obtained for free from Tribune by directing a request to Tribune Company, 435 North Michigan Avenue, Chicago, Illinois, 60611, Attention: Investor Contact, telephone: (312) 222-3787.